20549-0408

January 19, 2007

Barry Schwartz
Chief Executive Officer
All American Pet Company
16501 Ventura Boulevard
Suite 514
Encino, California 91436

Re: All American Pet Company
    Form SB-2, amendment number 3, filed December 28, 2006
    File Number 333-135283

Dear Mr. Schwartz:

    We have given a full review to your amended Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sales and Marketing, page 6 and Description of Business, page 15

1.   We note the disclosure that you need to add some 11,000 supermarket stores to your sales network in order to achieve profitable operations. Please expand upon your disclosure with more specific information as to how you plan to reach that number. If you believe that adding that many supermarkets will be difficult, please say so, and consider the need for additional risk factor disclosure.

2.   You say that sales fell off dramatically almost from the beginning, in 2005, because you did not have adequate funds to market your pet food. You also say you need to raise between $3 and $5 million to do the marketing required to achieve profitable operations and that you have no commitments for it. Please disclose:

- Why you haven't been able to raise this money during the past two years,

- Describe any efforts and arrangements you have made for raising this money by May or June of this year, or disclose how the circumstances and likelihood of success are any different now than they have been over the past two years.

3.   In our prior comment number 9, we requested that you explain how you can go from producing and selling 13,000 pounds of product to 2.5 million pounds per month in just three or four months. We note that your cover letter says that you responded to this comment, please advise us where.

4.   In our prior comment number 6, we asked you to explain your relationship with "customers," "vendors," "suppliers" and the like. We continue to believe that clearer explanations will be helpful to the average reader. We believe that a clear, step-by-step description of your entire manufacturing process and marketing arrangements would be very helpful to the average reader, using common, everyday terminology. In addition, please:

- Reconcile the terms and facts used in the first full risk factor on page 10 with the disclosure on page 18 and footnote 1 to the financial statements.

- Clarify on page 10 and elsewhere, as need be, what you mean when you say that these two "manufacturer-vendors" account for 82% of "gross inventory purchases." Explain what a "manufacturer-vendor" is or, instead, use common English terms and expressions, and be sure that it is clear how they relate to the two "customers" and two "suppliers" referenced in Footnote 1.

- In the body of the text, identify the two "customers" and "suppliers" referenced in Footnote 1 or advise us why this is not material information. We assume that at least two of these parties are also the "manufacturer-vendors" referenced on page 10.

- Please make clear in the body of the text what you mean at footnote 1 on page F-8 when you say that two "customers" accounted for 72% of "gross sales" during 2005 and 83% for the period ended September 30, 2006 and during the later period, two "suppliers" accounted for 82% of "gross purchases." Also, explain why you became so dependent on the two suppliers during the period ended September 30, 2006.

5. We previously commented on the apparently small, average amount of your product sold by each grocery store. Our concern relates in part to how individual grocery stores can be expected to continue stocking your product at this level. Please discuss this in the filing, including a risk factor on point, if warranted.

Amendment No. 3 to Form SB-2 Filed December 28, 2006

Statements of Operations, page F-3

1. You indicated in your response to comment 15 of our letter dated September 6, 2006, that you agreed with our comment and reclassified the $26,438 from Cost of Goods Sold to Sales and Marketing for the year ended December 31, 2004. Please revise your filing to reclassify said amount.

Note 11 – Income Taxes, page F-16

2. We note your response to comment 12 of our letter dated December 1, 2006. Please revise your filing to disclose your consideration of the existence of temporary and permanent differences that would result in the recognition of a deferred tax asset or liability and your conclusion that they such differences were not material for recognition

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Matthew Komar, Staff Accountant, at 202-551-3781, or to Sharon Blume, Reviewing Accountant, at 202-551-3474. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William C-L Friar
Senior Financial Analyst

By fax: Kathi Boftian
        Fax number: 303-894-9239